Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2019-06

Minnesota Court of Appeals upholds environmental review for NorthMet Project, rejects environmental groups’ petition for supplemental EIS

St. Paul, Minn. May 28, 2019 – Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM, announces that the Minnesota State Court of Appeals today upheld the scope of the environmental review prepared for the NorthMet Project prepared by the Minnesota Department of Natural Resources, rejecting a challenge from several environmental groups who wanted the DNR to prepare a supplemental review.

In its unanimous decision, the three-judge panel affirmed the DNR’s decision not to prepare a supplemental EIS based on claims by the Minnesota Center for Environmental Advocacy, Friends of the Boundary Waters Wilderness and Water Legacy, that PolyMet had changed its project. As the court explained, “[t]he new information submitted by MCEA and Friends did not significantly affect the potential for environmental effects because it was too speculative.” The court further emphasized that, “[a]s the proposer, PolyMet sets the parameters of the proposed project.”

The court’s ruling covered three consolidated appeals filed in 2018. The Final Environmental Impact Statement for PolyMet’s NorthMet Project was published in November 2015 and subsequently approved by the co-lead agencies: the Minnesota Department of Natural Resources, U.S. Forest Service and U.S. Army Corps of Engineers.

“We are pleased that the Court of Appeals agrees with us and the DNR,” said Jon Cherry, president and CEO. “The court’s decision reaffirms the environmental review for NorthMet, which was the most comprehensive and lengthiest in the state’s history, appropriately addresses the scope of our plan to responsibly mine copper, nickel and precious metals from the world-class Duluth Complex in northeastern Minnesota.”

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.